File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                   ANHUI LIYUAN-AES POWER COMPANY LIMITED AND
                      HEFEI ZHONGLI ENERGY COMPANY LIMITED
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

     Foreign utility status is claimed by Anhui Liyuan-AES Power Company Limited ("Liyuan-AES") and Hefei Zhongli Energy Company Limited ("Zhongli Energy") located in Anhui Province, the People's Republic of China ("PRC"). Both Liyuan-AES and Zhongli Energy are the owners and operators of an oil-fired combined cycle power plant consisting of 2 x 38.2 MW gas turbines generating units ("gas turbine unit") and a 38.8 MW heat recovery steam turbine generating unit ("steam turbine unit") and associated interconnection facilities under construction in Hefei, Anhui Province, PRC. The gas turbine unit of the facility is scheduled to be completed in the third quarter of 1997 and the steam turbine unit is scheduled to be completed in the second quarter of 1998.

     Both Liyuan-AES and Zhongli Energy are 16-year sino-foreign cooperative joint venture enterprises formed among Anhui Liyuan Electric Power Development Company Ltd. ("Anhui Liyuan"), Hefei Municipal Construction and Investment Company ("Hefei Construction") and AES Anhui Power Company Ltd. ("AES Anhui"). AES Anhui is a wholly owned subsidiary of AES China Generating Co. Ltd. ("AES Chigen"). Each party's respective ownership interest in Liyuan-AES and Zhongli Energy is as follows: (i) Anhui Liyuan, 20%, (ii) Hefei Construction, 10%, and
(iii) AES Chigen, 70%. Effective on October 29, 1997, the AES Corporation owns 100% of AES Chigen's outstanding voting shares.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                     By : __________________________
                                          William R. Luraschi
                                          General Counsel
                                          The AES Corporation
                                          1001 N. 19th Street
                                          Arlington, Virginia 22209
                                          (703) 522-1315


Dated :     October 29, 1997